

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 19, 2009

Mr. Wei Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Blvd., #702
Claremont, CA 91711

> **Re: Kiwa Bio-Tech Products Group Corporation**
> **Preliminary Proxy Statement, Amendment No. 2**
> **Filed November 3, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed September 25, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009**
> **Filed September 25, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed September 25, 2009**
> **Response Letters Dated September 24, 2009 and November 3, 2009**
> **File No. 0-33167**

Dear Mr. Li:

We have completed our review of your Preliminary Proxy Statement filing and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director